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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  X   Form 40-F
                ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes      No  X
           ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                 ----------



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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its changes of directors and supervisors.



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                            (PETROCHINA COMPANY LOGO)
                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

                       CHANGE OF DIRECTORS AND SUPERVISORS

     Reference is made to the circular issued by PetroChina Company Limited (the "Company") dated 30 March 2007 in relation to, among other things, the proposed re-election and appointment of directors and supervisors.

     The board of directors (the "Board of Directors") of the Company announces that Mr. Chen Geng, Chairman of the Board of Directors, and Mr. Xu Fengli, supervisor of the Company, both retired from their office as the director and the supervisor of the Company respectively with effect from 16 May 2007. Each of Mr. Chen and Mr. Xu confirmed that he has no disagreement with the Board of Directors and the Company and there is no other matter in relation to their retirement that needs to be brought to the attention of the shareholders of the Company. The Board of Directors expresses its sincere gratitude to Mr. Chen and Mr. Xu for their contribution to the Company during their term of office.

     At the Annual General Meeting of the Company for the year 2006 held on 16 May 2007, Mr. Jiang Jiemin, Mr. Zhou Jiping and Mr. Duan Wende were re-elected as directors of the Company and Mr. Sun Xianfeng and Mr. Zhang Jinzhu were re-elected and elected as supervisors of the Company respectively. The Company will soon convene an extraordinary meeting of the Board of Directors to elect the new Chairman.

     Mr. Jiang Jiemin, aged 51, is the Vice Chairman and President of the Company and the General Manager of China National Petroleum Corporation ("CNPC"). Mr. Jiang is a senior economist and has been awarded with post-graduate qualification. Mr. Jiang has over 30 years of working experience in China's oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and Director of Qinghai Petroleum Administration Bureau in November 1994, Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of the Company from November 1999 to June 2000. Mr. Jiang was appointed Deputy Provincial Governor of Qinghai Province since June 2000, was made a member of the provincial party



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committee of the Qinghai Province and Deputy Provincial Governor of Qinghai
since November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai since June 2003. Mr. Jiang became the Vice Chairman and President of the Company in May 2004 and the General Manager of CNPC since November 2006.

     Mr. Zhou Jiping, aged 54, is a Director of the Company and a Deputy General Manager of CNPC. Mr. Zhou is a senior engineer and holds a master's degree. He has over 35 years of working experience in China's oil and gas industry. In November 1996, he was Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Corporation and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed General Manager of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Corporation. Since August 2001, he was the Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr. Zhou has been a Deputy General Manager of CNPC. Mr. Zhou was appointed a Director of the Company in May 2004.

     Mr. Duan Wende, aged 55, is a Director and Senior Vice President of the Company. He is a senior engineer and has been awarded with post-graduate qualification. He has over 35 years of working experience in China's petrochemical industry. From April 1975 to May 1997, Mr. Duan was the Deputy Factory Manager of Fushun Chemical Fibres Factory, the Commander of the Fushun Ethylene Project Command Division, Deputy Factory Manager of the ethylene factory, the Factory Manager of the acrylic fibres factory and the detergent factory. He has been the Deputy Manager of Fushun Petrochemical Corporation since May 1997. He has been the Manager of Fushun Petrochemical Corporation since May 1999; he has been appointed as the General Manager of Fushun Petrochemical Branch Company since October 1999. He has been Assistant to the General Manager of CNPC since August 2001. He has been a Vice President of the Company since March 2002. He was appointed as a Director of the Company since May 2004. He has been appointed as a Senior Vice President of the Company since November 2005.

     Mr. Sun Xianfeng, aged 54, is a Supervisor of the Company and the Director of the Audit Department and the Audit Services Centre of CNPC. Mr. Sun holds a college degree. Mr. Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Corporation from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors' General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary person-in-charge in June 1998. He has been the Deputy Director of the Audit Department of CNPC from October 2000, and as the Director of the Audit Services Centre since December 2000. He has been the Director of the Audit Department of CNPC and the Director of the Audit Services Centre since April 2004. He has been a Supervisor of the Company since May 2004.



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     Mr. Zhang Jinzhu, aged 58, is a senior accountant and has been the Head of the Office of the Supervisory Committee of the Company since November 2005. Mr. Zhang has been awarded with a bachelor's degree in Chinese language and literature from Shandong Normal University, the PRC. Mr. Zhang had previously worked as the Deputy Director General of Bureau of Finance and Equipment of The Supreme Court of the People's Republic of China, Deputy Executive of the Petroleum Economic and Information Research Institute of CNPC and Vice-President of the Finance Department of the Company.

     Each of Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Duan Wende, Mr. Sun Xianfeng and Mr. Zhang Jinzhu does not hold any directorship in other public listed companies in Hong Kong in the past three years.

     Each of Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Duan Wende, Mr. Sun Xianfeng and Mr. Zhang Jinzhu does not have any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of the Company. As at the date of this announcement, each of them does not have any interest in the shares of the Company within the meaning of
Part XV of the Securities and Futures Ordinance.

     In relation to the re-election of Mr. Jiang Jiemin, Mr. Zhou Jiping and Mr. Duan Wende as the directors of the Company and Mr. Sun Xianfeng as the supervisor of the Company and the election of Mr. Zhang Jinzhu as the supervisor of the Company, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

     Each of the above Directors and Supervisors of the Company does not have any service contract with the Company. The Director's fee and the Supervisor's fees are fixed pursuant to the authority granted by the shareholders of the Company at the annual general meeting by reference to the Director's and Supervisor's duty, responsibilities and performance and the results of the Company and its subsidiaries. The emoluments of Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Duan Wende and Mr. Sun Xianfeng for 2006 can be found in the annual report of the Company for 2006 and the Company will make disclosure of the Directors' and Supervisors' emoluments for 2007 in its annual report for 2007 in accordance with the Listing Rules.



                                            By Order of the Board
                                          PETROCHINA COMPANY LIMITED
                                                  LI HUAIQI
                                            Secretary to the Board


16 May 2007
Beijing, the PRC



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As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the
Vice Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited



Dated: May 18, 2007                         By:    /s/ Li Huaiqi
                                                   -----------------
                                            Name:  Li Huaiqi
                                            Title: Secretary to the Board